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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                  July 23, 2002


                            INFINEON TECHNOLOGIES AG

                              St.-Martin-Strasse 53
                                 D-81541 Munich
                           Federal Republic of Germany
                                Tel: +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F  X  Form 40-F
                                        ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes       No  X
                                      ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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This Report on Form 6-K contains a press release of Infineon Technologies AG dated July 23, 2002 announcing the designation of Max Dietrich Kley as Chairman of the company's Supervisory Board.

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                                                               [INFINEON LOGO]

NEWS RELEASE/PRESSEINFORMATION

MAX DIETRICH KLEY PROPOSED AS NEW CHAIRMAN OF INFINEON'S SUPERVISORY BOARD

Munich, July 22, 2002 - Effective July 31, 2002, Dr. Peter Mihatsch (61) will withdraw from his position as Chairman of the Supervisory Board of Infineon Technologies AG. Following this change, Max Dietrich Kley (62) is designated to become member of Infineon's Supervisory Board and, subsequently, its Chairman.

Mihatsch has left the management board of Taurus Holding GmbH & Co.KG and will now pursue partnership plans with a US company. "According to legal advice the new engagement could represent a conflict of interest with Infineon", Mihatsch explained. "I regret that, therefore, I had to give up my position at Infineon", continued Mihatsch.

Max Dietrich Kley is Chief Financial Officer and Deputy Chairman of BASF AG, Ludwigshafen, Germany. Among numerous memberships and activities he serves as Chairman of the German stock exchange expert commission
(Borsensachverstandigenkommission) and President of the German Stock Institute (Deutsches Aktieninstitut e.V.).

Kley will become an official member of Infineon's Supervisory Board as soon as procedural steps are completed. The Supervisory Board will then appoint its new Chairman.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            INFINEON TECHNOLOGIES AG


Date:  July 23, 2002                        By:  /s/ ULRICH SCHUMACHER
                                               -----------------------------
                                                     Dr. Ulrich Schumacher
                                                     Chairman, President and
                                                     Chief Executive Officer


                                            By:  /s/ PETER J. FISCHL
                                               -----------------------------
                                                        Peter J. Fischl
                                                     Chief Financial Officer